

Mail Stop 3561

June 2, 2016

Peter R. Armbruster
Chief Financial Officer
Roadrunner Transportation Systems, Inc.
4900 S Pennsylvania Ave.
Cudahy, WI 53110

     Re: **Roadrunner Transportation Systems, Inc.**
              Form 10-K for the Year Ended December 31, 2015
              Filed March 1, 2016
              Form 10-Q for the Quarter Ended March 31, 2016
              Filed May 10, 2016
              File No. 001-34734

Dear Mr. Armbruster:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 25

1. We note that in recent earnings releases you discuss certain non-financial information as summary LTL operating statistics. Please tell us if these are considered key performance indicators management uses in managing the business and tell us your consideration of disclosing such measures in your MD&A. Please refer to Section III.B of SEC Release 33-8350.

Form 10-Q for the Quarter Ended March 31, 2016

Notes to Unaudited Condensed Consolidated Financial Statements

3. Goodwill and Intangible Assets, page 6

2. We note your disclosure that due to a decline in TL revenues, you performed an interim goodwill impairment analysis of your TL reporting unit as of March 31, 2016 and determined that no impairment had occurred. However, we note from your disclosure in Note 12 that the LTL and Global Solutions segments had significant declines in revenues during the quarter. Given these declines in revenues and the fact that your market capitalization is below net assets, please tell us why you believe an interim impairment analysis was only needed for the TL reporting unit. Also, if any of the reporting units are at risk of failing step one of the impairment test, please tell us and disclose in MD&A the percentage by which the fair value of your reporting units exceeded their carrying values as of the date of most recent test. Additionally, please explain how the above factors and the current industry environment were considered in determining the fair value of your reporting units as of the most recent test date.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 17

3. We note your disclosure that based on your financial forecasts as of June 30, 2016, you believe there is a risk that you may not be in compliance with your financial covenants as of the end of the second quarter. If you believe it is reasonably likely that, absent a waiver or amendment to the credit agreement, you may violate one or more of your debt covenants, please disclose the actual ratios/amounts related to any material debt covenants as well as the required ratios/amounts as of each balance sheet date. This will allow investors to better understand and assess your current compliance status and your ability to continue to meet debt covenants. You should also show the specific computations you use to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. Also, please revise to explain the reasonably likely impact of the breach on your financial condition or operating performance and identify any alternate sources of funding. Refer to Item 303(a)(1) of Regulation S-K and, for further guidance, Sections I.D and IV.C. of SEC Interpretive Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Gilmore at (202) 551-3777or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure